Exhibit 99.2

NICE Honors CX Excellence Award Winners at Interactions Live, Celebrating the
Delivery of Exceptional Experiences and CX Agility Through Innovation

Winners powered unmatched customer experiences, motivated employees to boost engagement, flawlessly rolled out cloud and improved their bottom line by leveraging innovation

Hoboken, N.J., September 14, 2020, NICE (Nasdaq: NICE) today announced the winners of its CX Excellence Awards 2020. Winning organizations were honored for leveraging innovation to drive exceptional customer and employee experiences and improve the bottom line. The 16 award winners across five categories will be recognized at Interactions Live, NICE's first-ever virtual conference highlighting the path to uncompromising customer service via best practices for agility, flexibility and adaptability in today's changing reality. The winners were also featured in a commemorative digital magazine which highlights how they used innovation to provide brand-differentiating customer service.

The CX Excellence Award winners span a variety of industries including financial services, healthcare, insurance, retail, telecommunications, utilities and more. Winners demonstrated remarkable results in one of five categories:

•
Best Cloud Implementation – Highlighting the flawless roll-out of novel cloud-based solutions while enjoying a complete, omnichannel customer experience suite in the cloud. Winners also exhibited rapid innovation cycles and elasticity via their cloud-native platform deployments. The winners are:

o	Farmers Insurance
o	HireRight
o	Trupanion
•
Best Business Impact - Driving quantifiable improvements in KPIs across multiple business areas including customer satisfaction, net promoter score (NPS), agent engagement, operational efficiency and revenue growth. The winners are:

o	Banco BMG
o	Northwestern Mutual
o	Teleflora
•	Best Customer Experience – Achieving a deep understanding of customers’ personalities and journeys to improve customer experience through advanced, real-time analytics. The winners are:
o	KeyBank
o	Valvoline
•	Best Employee Engagement – Boosting workforce engagement and empowerment and demonstrating excellence in transparency, retention and motivation strategies. The winners are:
o	Sallie Mae
o	TD Bank
o	Vera Bradley
•	Rookie of the Year – Demonstrating excellence in the rapid adoption and implementation of best practices and achieving rapid ROI. The winners are:
o	LPL Financial
o	PSCU
o	US Bank
o	Wine Country Gift Baskets

Barak Eilam, CEO, NICE said, "We believe innovation is the critical path to success both in dynamic times as well as in measured ones. These organizations define what it means to be CX Agile in ensuring exceptional experiences even as market conditions evolve, and we're proud to celebrate them. We remain committed to developing novel technologies that allow our customers to make a meaningful impact on the lives of their consumers in any business environment. I'd like to take this opportunity to thank the award applicants and winners for sharing their successes with us this year."

Click here to access the commemorative digital magazine showcasing how the winners used innovation to drive service excellence.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201-561-4442, chris.irwin-dudek@nice.com ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.